Filed by Gores Holdings VIII, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VIII, Inc.

Commission File No.: 001-40105

Date: June 28, 2022

On June 28, 2022, Footprint International attended a conference hosted by McWin Partners. The following investor presentation was referenced during the conference.

Sustainable AND Profitable: The New Normal Kate King, CSO Jeff Bassett, CRO Footprint June 2022 1

Disclaimer Forward-looking Statements Certain statements in this communication (“Communication”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the proposed business combination between the Gores Holdings VIII, Inc. (“Gores Holdings VIII”) and Footprint International Holdco, Inc. (“Footprint”), including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the likelihood and ability of the parties to successfully consummate the proposed business combination and the PIPE investment, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, the services offered by Footprint and the markets in which Footprint operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VIII’s or Footprint’s projected future results. These forward-looking statements generally are identified by the words “believe,” “predict,” “project,” “potential,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “should,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions). Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VIII securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VIII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VIII; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination and PIPE investment, including the approval of the proposed business combination by Gores Holdings VIII’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VIII’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the proposed business combination, including to consummate the PIPE investment, (v) the effect of the announcement or pendency of the proposed business combination on Footprint’s business relationships, performance, and business generally; (vi) risks that the proposed business combination disrupts current plans of Footprint and potential difficulties in Footprint’s employee retention as a result of the proposed business combination; (vii) the outcome of any legal proceedings that may be instituted against Gores Holdings VIII or Footprint related to the agreement and the proposed business combination; (viii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (ix) the ability to maintain the listing of the Gores Holdings VIII’s securities on the NASDAQ; (x) the price of Gores Holdings VIII’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Footprint plans to operate, variations in performance across competitors, changes in laws and regulations affecting Footprint’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (xii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statement” in Gores Holdings VIII final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2021 and other documents filed, or to be filed with the SEC by Gores Holdings VIII, including the Registration Statement. The foregoing list of factors is not exhaustive. There may be additional risks that neither Gores Holdings VIII or Footprint presently know or that Gores Holdings VIII or Footprint currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores Holdings VIII’s definitive proxy statement contained in the Registration Statement (as defined below), including those under “Risk Factors” therein, and other documents filed by Gores Holdings VIII from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VIII and Footprint assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VIII nor Footprint gives any assurance that either Gores Holdings VIII or Footprint will achieve its expectations. Projections This Communication contains financial forecasts with respect to Footprint’s projected financial results, including revenue and capacity. Footprint’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Communication, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Communication. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Footprint or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Communication should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Actual results may differ as a result of the completion of the Footprint’s financial reporting period closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. Neither Footprint’s nor Gores Holdings VIII’s independent registered accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information. Additional Information about the Proposed Transaction and Where to Find It In connection with the business combination, Gores Holdings VIII has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary prospectus and preliminary proxy statement of Gores Holdings VIII. The proxy statement/prospectus is not yet effective. The definitive proxy statement/prospectus, when it is declared effective by the SEC, will be sent to all Gores Holdings VIII stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores Holdings VIII’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Holdings VIII may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/final prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and may contain information that an investor will consider important in making a decision regarding an investment in Gores Holdings VIII’s securities. Before making any voting decision, investors and security holders of Gores Holdings VIII and other interested parties are urged to read the Registration Statement and the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination. The definitive proxy statement/final prospectus will be mailed to stockholders of Gores Holdings VIII as of a record date to be established for voting on the business combination. Investors and security holders will also be able to obtain free copies of the definitive proxy statement/final prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VIII through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VIII’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400). INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Healthy Planet, Healthy People 2

Disclaimer (continued) Industry and Market Data The information contained herein may include information provided by third parties. Any estimates or projections contained herein involve elements of subjective judgment and analysis that may or may not prove to be accurate. Neither Gores nor Footprint has independently verified the accuracy, completeness, timeliness or availability of any such third-party information. None of Gores, Footprint, their respective affiliates or any third parties that provide information to Gores, Footprint or their respective affiliates, such as market research firms, guarantee the accuracy, completeness, timeliness or availability of any information or are responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or the results obtained from the use of such content. Gores may have supplemented this information where necessary with its own internal estimates, taking into account publicly available information about other industry participants. None of Gores, Footprint or their respective affiliates gives any express or implied warranties, including, but not limited to, any warranties of merchantability or fitness for a particular purpose or use, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein. While such information is believed to be reliable for the purposes used herein, none of Gores, Footprint or their respective affiliates or any of their respective directors, officers, employees, members, partners, stockholders, or agents makes any representation or warranty with respect to the accuracy of such information. Participants in Solicitation Gores Holdings VIII, Footprint and certain of their respective directors, executive officers may be deemed participants in the solicitation of proxies from Gores Holdings VIII’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers of Gores Holdings VIII and a description of their interests in Gores Holdings VIII is set forth in Gores Holdings VIII’s filings with the SEC (including Gores Holdings VIII’s final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the SEC on February 24, 2021). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available. No Offer and Non-Solicitation This Communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Gores Holdings VIII, Footprint or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Trademarks and Trade Names This Presentation contains trademarks, service marks, copyrights and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, copyrights, trade names or products in this Presentation is not intended in, and does not imply, a relationship with Gores, Footprint or any of their respective affiliates, or an endorsement or sponsorship by or of Gores, Footprint or such affiliates. Solely for convenience, the trademarks, service marks, copyrights and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Gores, Footprint, their respective affiliates or any third parties whose trademarks are referenced herein will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor in these trademarks, service marks, copyrights and trade names. Third-party logos herein may represent past customers, present customers or may be provided simply for illustrative purposes only. Inclusion of such logos does not necessarily imply affiliation with or endorsement by such firms or businesses. There is no guarantee that either Gores or Footprint will work, or continue to work, with any of the firms or businesses whose logos are included herein in the future. Financial Information; Non-GAAP Financial Terms The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated by the SEC. No independent registered public accounting firm has audited, reviewed, compiled, or performed any procedures with respect to the combined financial information of Footprint for the purpose of inclusion in this Presentation, and, accordingly, neither Gores nor Footprint expresses an opinion or provides any other form of assurance with respect thereto for the purpose of this Presentation. Accordingly, such information and data may not be included in, may be adjusted in, or maybe presented differently in, any registration statement or proxy statement or other report or document to be filed or furnished by Gores Holdings VIII with the SEC. This Presentation includes certain projections of financial measures not presented in accordance with generally accepted accounting principles (“GAAP”). These non-GAAP financial measures are not measures of future financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing Footprint’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that Footprint’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. Footprint believes these non-GAAP measures of projected financial results provide useful information to management and investors regarding certain financial and business trends relating to Footprint’s financial condition and results of operations. Footprint believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing Footprint’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Footprint is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. Healthy Planet, Healthy People 3

How We Got Here Discovering Plastic In Our Food TROY SWOPE, CEO YOKE CHUNG, CTO Plastic Contamination Confidential © 2022 Footprint 4 Healthy Planet, Healthy People

The Plastic Disaster Is making the planet and people sicker Lower Testosterone & Plastics Are In Our Body Babies are Born Polluted Sperm Counts Top 5 CO2 & Green House Gas A Leading Cause of Ocean Emitter Pollution Confidential © 2022 Footprint 5 Healthy Planet, Healthy People

The Plastic Disaster Is impacting companies’ economics, products and brand equity 2022 Key Messages 1. Competition 2. Legislation and Regulation 3. Customer Sentiment • According to proprietary consumer research • Customer and prospect margins are impacted • Legislation and regulation to reduce or with Wunderman Thompson, respondents • Pressure on plastic production gives Footprint eliminate single-use plastic continues at a indicate climate action is urgent and an opportunity to price where the market will rapid pace understand the relationship between plastic tolerate vs compete with plastic pricing • United Nations resolution to End Plastic waste and climate change. Pollution outlines a path towards an • Respondents suggest that brands and retailers international legally binding agreement by must do more to solve the challenges that are 2024 to end single-use plastics faced today as a result of the global plastic crisis Healthy Planet, Healthy People Confidential © 2022 Footprint 6

The Plastic Disaster is a Massive Business Opportunity $315B annual market opportunity with Fortune 100 companies as the primary users (a) Plastic sub-segment Estimated TAM Top users Rigid plastics $150B+ Beverage & bottles $50B+ Films and pouches migrating to rigid plastics Flexible plastic packaging as bans and consumer forces create change (films and pouches) $115B+ (a) Estimated TAM for 2024E Healthy Planet, Healthy People Confidential © 2022 Footprint 7

Footprint Aims to be the most Environmentally Impactful Company on the Planet To become the most Create innovative environmentally technologies and impactful company solutions that on the planet protect the planet and its people 1 3 Purpose Mission 2 4 We Exist to Create a Current Mission: Healthier Planet To eliminate single Vision Values use plastics Healthy Planet – Healthy People Copyright © 2022 Footprint 8 Healthy Planet, Healthy People

We Exist to Create a Healthier Planet Our goals begins with eliminating single use plastic, then to innovating the entire ecosystem 2 1 3 4 We aim to Eliminate We aim to get We aim to Enhance We aim to Innovate all Single Use Plastics Out of Food our Sustainable Everything Plastics Attributes • Advanced Barrier • Adv. Material Science Coatings for extended Such as: & Chemistry • Waste Heat Power shelf life (Oil, Water, • Shampoo & Detergent • Process & Equipment • 100% Renewable Oxygen) • Motor Oil • Energy and Water Use Energy In Factories by • Growing Global • Cosmetics Optimization 2025 Manufacturing • Expansive IP Moat • Diapers • Recycled and Ag Footprint • Feminine Hygiene Waste Materials • Leading Technology and Scale Confidential © 2022 Footprint 9 Healthy Planet, Healthy People

Developing the Ecosystem Creating Shelf Life With Nature Based Materials 3000 patent claims pending domestically and abroad* Customer Driven Innovation Fiber Blending Forming Secondary Coating Operations Technologies *As of March 31, 2022 Confidential © 2022 Footprint 10 Healthy Planet, Healthy People

Footprint Products help Customers reach Sustainability Targets

Plant Based Technology That Provides Product and Price Performance Competitive to Plastic

Customer Requirements	• Hot Fill • Flash Freeze • 18 Month Shelf Life • No oil, air or water leakage • Dual-ovenable • Maintain taste integrity • Biobased, recyclable compostable CONAGRA BRANDS	• Automated filling process • Film sealable • Eliminates labeling • Shelf stable for 6 months • Microwavable • Reduces boil over Annie's	• Alternative to PET and APET meat trays • Superior strength vs. plastic trays • Oil and water leak proof • Snap proof • Non-stick Tyson Walmart
Our Solution	**Fiber-based bowls**  **$78M** 2023E annual sales	**Plant-based shelf stable cups**  **$29M** 2023E annual sales	**Meat trays**  **$120M** 2023E annual sales
The Impact	Plastic use: **Down 100%** Energy use: **Down 59%** CO^2: **Down 71%** Attributable revenue increase: **Up 24%**	Plastic use: **Down 100%** Energy use: **Down 63%** CO^2: **Down 37%**	Plastic use: **Down 100%** Energy use: **Down 64%** CO^2: **Down 54%**

FOOTPRINT Healthy Planet, Healthy People
Confidential © 2022 Footprint
11

Premier consumer brands have chosen Footprint as innovation partner Replacing legacy materials Serving the largest and most significant food, beverage and consumer products companies globally Dairy Shelf Stable Cup Meat Trays QSR Frozen Produce CPG #1 in Category #1 in Category #1 in Category #1 in Category #1 in Category #1 in Category #1 in Category Confidential © 2022 Footprint 12 Healthy Planet, Healthy People

Rapidly growing pipeline of long-term take-or-pay contracts Our current customers are demanding more product and new ways to partner $2.3B potential annual revenue in product qualification $1.7B potential annual revenue in development ($1.1B with existing customers) $924M Revenue Under Contract by YE 2022E Note: Revenue Under Contract is defined as forecasted aggregate annualized revenue derived from: (i) binding agreements with minimum purchase quantities and prices, some of which are subject to Footprint meeting technical or market acceptance requirements; and (ii) expected purchase orders, based on forecasts provided by the customer. Confidential © 2022 Footprint 13 Healthy Planet, Healthy People

Execution is the key to deliver strong revenue and EBITDA growth Financial Plan at SPAC Transaction – August ‘21 (a) Revenue ($M) Gross profit ($M) % margin $462 $1,448 $287 $997 $500 $89 ($9) ($41) $135 $50 2021E 2022E 2023E 2024E 2025E 2021E 2022E 2023E 2024E 2025E NM NM 18% 29% 32% EBITDA ($M) Capital expenditures ($M) % margin # machines $573 $383 $406 $387 $215 $258 $190 $23 ($74) ($86) 2021E 2022E 2023E 2024E 2025E 2021E 2022E 2023E 2024E 2025E NM NM 5% 22% 26% 27 64 130 181 226 (a) Excludes D&A Confidential © 2022 Footprint 14 Healthy Planet, Healthy People

Summary risk factors These Risk Factors are being provided to certain sophisticated institutional investors for potential investment in Gores Holdings VIII, Inc. (“Gores Holdings VIII”) as part of a proposed business combination between Footprint or an affiliate thereof (“Footprint”) and Gores Holdings VIII, Inc. pursuant to which Footprint will become a publicly traded operating company (the “Business Combination”). Investing in securities (the “Securities”) to be issued in the Business Combination involves a high degree of risk. Investors should carefully consider the risks and uncertainties inherent in an investment in Gores Holdings VIII and in the Securities, including those described below, before subscribing for the Securities. If Gores Holdings VIII, Footprint or, following the consummation of the Business Combination, the combined company, cannot address any of the following risks and uncertainties effectively, or any other risks and difficulties that may arise in the future, the combined company’s business, financial condition or results of operations could be materially and adversely affected. • Footprint’s limited operating history and history of net losses makes it difficult to evaluate its future prospects and the risks and challenges it may encounter. • Footprint’s projections of future financial results are based on a number of assumptions by Footprint’s management, some or all of which may prove to be incorrect, and actual results may differ materially and adversely from such projections. • Footprint's operating results may fluctuate significantly, which makes its future operating results difficult to predict and could cause its operating results to fall below expectations or any guidance that Footprint may provide. • Footprint’s operations in Mexico are subject to many uncertainties and risks that, if realized, could have a material adverse effect on its operations and financial results. • Expanding Footprint’s global operations will subject it to additional risks, any of which could have a material adverse effect on our business, results of operations and financial condition. • Footprint’s future success hinges on its ability to increase its manufacturing efficiency. • Footprint has not previously operated a manufacturing facility in Europe and its inability to build, hire effectively, and operate efficiently such a facility could have a material adverse effect on its operations and financial results. • Limited availability, and higher than planned costs, or increases in the costs, of water and power for Footprint’s facilities and related regulatory initiatives could have a material adverse effect on Footprint’s operations and financial results. • Footprint’s products are manufactured using equipment from established suppliers that are modifying their equipment to meet Footprint’s production specifications and the failure of one or more of these suppliers to produce this equipment in a timely fashion, or in a manner that performs in accordance with Footprint’s specifications and expectations, could have a material adverse impact on its operations and financial results. • For some products, Footprint utilizes subcontract manufacturers, located in China, to make its products. The failure of these manufacturers to make products of sufficient quality on a timely basis or customers’ refusal to purchase these products, could have a material adverse effect on Footprint’s competitive advantage and financial results. • Changes in U.S. and China relations, as well as relations with other countries, may adversely impact our business. • If Footprint loses significant customers or significant customers reduce their purchase orders, our business, financial condition and results of operations may be adversely affected. • Footprint’s customer commitments vary from purchase orders on an “as needed” basis to contractual commitments with minimum purchase obligations, and the failure of Footprint’s customers to continue placing orders or to abide by their contractual commitments could have a material adverse effect on Footprint’s operations and financial results. • Footprint will incur significant expenses and capital expenditures in the future to execute its business plan and it may be unable to adequately control its expenses or raise additional capital on favorable terms, if at all. • Footprint's ability to successfully implement its business plan, including effectively managing rapid growth, will depend on a number of factors outside of its control. • Footprint may face supply chain disruption, particularly with respect to suppliers upon which it is heavily reliant, which could adversely affect Footprint’s ability to efficiently operate and timely fulfill customer orders. • If Footprint’s manufacturing costs materially increase, particularly pulp fiber costs, Footprint would have to raise its prices, which could negatively impact its ability to gain new customers and keep existing customers. • If Footprint’s shipping and freight costs continue to increase, it will have a material adverse effect on Footprint’s financial results because it may not be able to pass through all of these increased costs to customers. • Footprint’s inability to adapt to and satisfy customer demands in a timely and cost-effective manner and any delays in the design, development, engineering, and manufacturing of its products may adversely impact its business, results of operations and financial condition. • Footprint’s products may not achieve market success. • Footprint designs its products to be recyclable and compostable, but not all of its products qualify under commonly accepted standards. • Certain contracts granting exclusivity rights to customers may limit Footprint’s ability to sell certain products in certain markets. • Footprint faces, and will face, substantial competition, and if Footprint is unable to continue developing innovative products and technologies and/or scale its production, Footprint will cede market share to its competitors. • Footprint may not be able to protect adequately its patents and other intellectual property assets, particularly those that subcontract manufacturers may have access to, which could adversely affect Footprint’s competitive position and reduce the value of its products, and result in litigation to protect its patents and intellectual property that may be costly. • Third parties may claim that Footprint infringes on their proprietary rights and may prevent Footprint from commercializing and selling its products. Healthy Planet, Healthy People 15

Summary risk factors (continued) • Footprint relies in part on trade secrets to protect its technology. Footprint’s failure to obtain or maintain trade secret protection could limit its ability to compete. • Footprint faces various risks related to the ongoing coronavirus (COVID-19) pandemic and similar public health crises, which may have material adverse effects on its business, financial position, results of operations, and/or liquidity. • Footprint is highly dependent on its senior management team, particularly the services of Troy Swope and Yoke Chung, and other highly skilled personnel, and if it is not successful in attracting or retaining highly qualified personnel, it may not be able to successfully implement its business strategy. • Footprint may rely heavily on future collaborative or joint venture partners to expand its manufacturing, product, geographic, and sales reach. • Footprint may be subject to product recalls and product liability claims that may not be covered by insurance and could require Footprint to incur significant expenses and pay substantial sums. • Changes in government regulation may require Footprint to modify its operations, including formulations that Footprint utilizes in its products. • Following the completion of the Business Combination, including the PIPE Investment, Footprint will still require substantial additional funding to finance its operations, but adequate additional financing may not be available when Footprint needs it, on acceptable terms, or at all. • Footprint will incur debt in the future and its maintenance of higher levels of indebtedness could have adverse consequences. • Footprint's management has limited experience in operating a public company. • Footprint may not be able to respond to commercial industry cycles in terms of cost structure, manufacturing capacity, and/or personnel needs. • Footprint may be adversely affected by other economic, business, and/or competitive factors. • If Footprint experiences a significant disruption in its information technology systems, including security breaches, or if Footprint fails to implement new systems and software successfully, its business operations and financial condition could be adversely affected. • Footprint’s business is subject to a wide variety of additional extensive and evolving government laws and regulations. • Footprint’s reputation and ability to do business may be impacted by the improper conduct of its employees, agents, or business partners. • Footprint’s ability to use net operating losses to offset future taxable income will be subject to certain limitations as a result of past transactions and the Business Combination and related transactions. • Footprint has identified material weaknesses in its internal control over financial reporting, which, if we fail to remediate, could affect our ability to accurately or timely report our financial condition or results of operations. • Events, changes or other circumstances, many of which are beyond the control of Gores Holdings VIII and Footprint, could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination. • Any legal proceedings that may be instituted against Gores Holdings VIII, Footprint, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto could affect the ability of the parties to complete the Business Combination in a timely manner, or at all, and could adversely affect the business, financial condition and results of operations of the combined company following the consummation of the Business Combination. • Natural disasters, unusual weather conditions, epidemic outbreaks, terrorist acts, and political events could disrupt our business and we may not be able to recover successfully, which could cause material financial loss, loss of human capital, regulatory actions, reputational harm, or legal liability. • Net earnings and net assets could be materially affected by an impairment of goodwill. • The consummation of the Business Combination is subject to a number of conditions, many of which are beyond the control of Gores Holdings VIII and Footprint, including the approval of the shareholders of Gores Holdings VIII. • Gores Holdings VIII and, following the closing of the Business Combination, the combined company, may be unable to meet stock exchange listing standards. • The announcement, pendency and consummation of the Business Combination could disrupt the current plans and operations of Footprint. • The benefits of the Business Combination may not be realized to the extent currently anticipated by Gores Holdings VIII and Footprint, or at all. The ability to recognize any such benefits may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees. • The costs related to the Business Combination could be significantly higher than currently anticipated. • Changes in applicable laws or regulations could impact the ability of the parties to consummate the Business Combination in a timely manner or at all. • Substantial future sales or other issuances of Gores Holdings VIII common stock could depress the market for its common stock. The risks described above are not the only ones faced by Gores Holdings VIII and Footprint. You should also carefully review the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the filings that Gores Holdings VIII has made and will make with the U.S. Securities and Exchange Commission. Additional risks that Gores Holdings VIII and Footprint currently do not know about or that they currently believe to be immaterial could also have a material adverse effect on the combined company’s business, financial condition or results of operations. You should review the investor presentation and perform your own due diligence prior to making an investment. Healthy Planet, Healthy People 16